Exhibit 99.1

This notice appears as a matter of record only. It does not constitute an offer or an invitation to any person to subscribe for or to purchase securities in Mitchells & Butlers PLC (“M and B”).

The ordinary share capital of M and B was admitted to the Official List of the UKLA yesterday (Tuesday, 15 April). Trading began in the ordinary share capital at 8.00 a.m. yesterday on the London Stock Exchange’s market for listed securities.

Mitchells & Butlers PLC
(incorporated in England and Wales under the Companies Act 1985 and 1989 with registered number 4551498)

Introduction to the Official List
In connection with the separation of Six Continents PLC

Sponsored by

Citigroup

Share Capital upon Admission

Authorised			Issued and credited as fully paid
Number	Amount		Number	Amount
2,017,764,000	£100,888,200	Ordinary shares of 5 pence each	734,461,900	£36,723,095

16 April 2003